Exhibit 99.9

PRESS RELEASE

TotalEnergies announces the third 2022 interim dividend of €0.69/share, an increase of 5% compared to 2021 and sets the ex-dividend and payment dates of the special interim dividend of €1/share

Paris, October 27, 2022 – In accordance with the shareholder return policy presented during the investor day on September 28, aiming for a shareholder return of 35% to 40% from 2022, the Board of Directors convened on October 26, 2022 under the chairmanship of Mr. Patrick Pouyanné, Chairman and Chief Executive Officer:

-	declared the distribution of the third 2022 interim dividend at €0.69/share, equal to the first and second 2022 interim dividends and an increase of 5% from the interim and the final dividends paid for the 2021 financial year,

-	set the ex-dividend and payment dates of the special 2022 interim dividend of €1/share.

These interim dividends will be paid in cash exclusively, according to the following timetable:

	Ex-dividend date	Payment date
Special interim dividend
Shareholders	December 6, 2022	December 16, 2022
ADS holders	December 2, 2022	December 28, 2022
Third 2022 interim dividend
Shareholders	March 22, 2023	April 3, 2023
ADS holders	March 20, 2023	April 14, 2023

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).